SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Hesai Group

(Name of Issuer)

Class B ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

428050 108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the American depositary shares (“ADSs”) of the Issuer, which are listed on The Nasdaq Global Select Market under the symbol “HSAI.” Each ADS represents one Class B ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Lightspeed China Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 4,297,495 (1)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 4,297,495 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,297,495 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.3% (2)

12	Type of Reporting Person PN

(1)	Represents (i) 2,428,865 Class B ordinary shares directly held by Lightspeed China Partners III, L.P., and (ii) 1,868,630 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners III, L.P..

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

1	Name of Reporting Person Lightspeed China Partners Select I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 3,431,282 (1)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 3,431,282 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,431,282 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 2.6% (2)

12	Type of Reporting Person PN

(1)	Represents (i) 1,715,642 Class B ordinary shares directly held by Lightspeed China Partners Select I, L.P., and (ii) 1,715,640 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners Select I, L.P..

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

1	Name of Reporting Person Guangyi HS Holding Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 717,254 (1)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 717,254 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 717,254 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.6% (2)

12	Type of Reporting Person OO

(1)	Represents 717,254 ADSs, each representing one Class B ordinary share, owned by Guangyi HS Holding Limited.

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

1	Name of Reporting Person Lightspeed China Partners III GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 4,297,495 (1)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 4,297,495 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,297,495 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.3% (2)

12	Type of Reporting Person OO

(1)	Represents 4,297,495 Class B ordinary shares indirectly owned by Lightspeed China Partners III GP, LLC. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., which owned 4,297,495 Class B ordinary shares as of December 31, 2023.

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

1	Name of Reporting Person Lightspeed China Partners Select I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 3,431,282 (1)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 3,431,282 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,431,282 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 2.6% (2)

12	Type of Reporting Person OO

(1)	Represents 3,431,282 Class B ordinary shares indirectly owned by Lightspeed China Partners Select I GP, LLC. Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners III, L.P., which owned 3,431,282 Class B ordinary shares as of December 31, 2023.

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

1	Name of Reporting Person James Qun Mi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 3,864,388.5 (1)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 3,864,388.5 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,864,388.5 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.0% (2)

12	Type of Reporting Person IN

(1)	Represents (i) 2,148,747.5 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners III, L.P., and (ii) 1,715,641 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners Select I, L.P.. Lightspeed China Partners III, L.P. and Lightspeed China Partners Select I, L.P. owned 4,297,495 and 3,431,282 Class B ordinary shares as of December 31, 2023. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., and Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners Select I, L.P.. James Qun Mi has 50% voting power of each of Lightspeed China Partners III GP, LLC and Lightspeed China Partners Select I GP, LLC..

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

1	Name of Reporting Person Aibao Chai

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 358,627 (1)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 358,627 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 358,627 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (2)

12	Type of Reporting Person IN

(1)	Represents 358,627 Class B ordinary shares indirectly owned by Aibao Chai through Guangyi HS Holding Limited. Guangyi HS Holding Limited owned 717,254 Class B ordinary shares as of December 31, 2023. Aibao Chai holds 50% controlling power of Guangyi HS Holding Limited.

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

Item 1(a).	Name of Issuer: Hesai Group (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9th Floor, Building L2-B 1588 Zhuguang Road, Qingpu District Shanghai 201702 People’s Republic of China

Item 2(a).

Name of Person Filing:

Lightspeed China Partners III, L.P.

Lightspeed China Partners Select I, L.P.

Guangyi HS Holding Limited

Lightspeed China Partners III GP, LLC

Lightspeed China Partners Select I GP, LLC

James Qun Mi

Aibao Chai

(Collectively, the “Reporting Persons”)

The general partner of Lightspeed China Partners III, L.P. is Lightspeed China Partners III GP, LLC. The general partner of Lightspeed China Partners Select I, L.P. is Lightspeed China Partners Select I GP, LLC. James Qun Mi has 50% of the voting power of each of Lightspeed China Partners III GP, LLC and Lightspeed China Partners Select I GP, LLC. Aibao Chai holds 50% of the controlling power of Guangyi HS Holding Limited.

Item 2(b).	Address of Principal Business Office or, if none, Residence: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Item 2(c).

Citizenship:

Lightspeed China Partners III, L.P., Lightspeed China Partners Select I, L.P., Lightspeed China Partners III GP, LLC, Lightspeed China Partners Select I GP, LLC: Cayman Islands

Guangyi HS Holding Limited: British Virgin Islands

James Qun Mi: The United States

Aibao Chai: The People’s Republic of China

Item 2(d).

Title of Class of Securities:

Class B ordinary share, par value US$0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of the Class A ordinary shares is entitled to 10 votes per share. Each holder of the Class B ordinary shares is entitled to one vote per share. The Issuer’s Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

428050 108

This CUSIP number applies to the Issuer’s ADSs, which are listed on The Nasdaq Global Select Market under the symbol “HSAI.” Each ADS represents one Class B ordinary share of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of class(2)		Percent of aggregate voting power(3)		Sole power to vote or direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Lightspeed China Partners III, L.P.	4,297,495	(1)	3.3	%(2)	1.1	%(3)	0	4,297,495	(1)	0	4,297,495	(1)
Lightspeed China Partners Select I, L.P.	3,431,282	(4)	2.6	%(2)	0.9	%(3)	0	3,431,282	(4)	0	3,431,282	(4)
Guangyi HS Holding Limited	717,254	(5)	0.6	%(2)	0.2	%(3)	0	717,254	(5)	0	717,254	(5)
Lightspeed China Partners III GP, LLC	4,297,495	(6)	3.3	%(2)	1.1	%(3)	0	4,297,495	(6)	0	4,297,495	(6)
Lightspeed China Partners Select I GP, LLC	3,431,282	(7)	2.6	%(2)	0.9	%(3)	0	3,431,282	(7)	0	3,431,282	(7)
James Qun Mi	3,864,388.5	(8)	3.0	%(2)	1.0	%(3)	0	3,864,388.5	(8)	0	3,864,388.5	(8)
Aibao Chai	358,627	(10)	0.3	%(2)	0.1	%(3)	0	358,627	(10)	0	358,627	(10)

(1)	Represents (i) 2,428,865 Class B ordinary shares directly held by Lightspeed China Partners III, L.P., and (ii) 1,868,630 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners III, L.P..

(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

(3)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of the Class A ordinary shares is entitled to 10 votes per share. Each holder of the Class B ordinary shares is entitled to one vote per share. The Issuer’s Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

(4)	Represents (i) 1,715,642 Class B ordinary shares directly held by Lightspeed China Partners Select I, L.P., and (ii) 1,715,640 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners Select I, L.P..

(5)	Represents 717,254 ADSs, each representing one Class B ordinary share, owned by Guangyi HS Holding Limited.

(6)	Represents 4,297,495 Class B ordinary shares indirectly owned by Lightspeed China Partners III GP, LLC. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., which owned 4,297,495 Class B ordinary shares as of December 31, 2023.

(7)	Represents 3,431,282 Class B ordinary shares indirectly owned by Lightspeed China Partners Select I GP, LLC. Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners III, L.P., which owned 3,431,282 Class B ordinary shares as of December 31, 2023.

(8)	Represents (i) 2,148,747.5 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners III, L.P., and (ii) 1,715,641 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners Select I, L.P.. Lightspeed China Partners III, L.P. and Lightspeed China Partners Select I, L.P. owned 4,297,495 and 3,431,282 Class B ordinary shares as of December 31, 2023. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., and Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners Select I, L.P.. James Qun Mi has 50% voting power of each of Lightspeed China Partners III GP, LLC and Lightspeed China Partners Select I GP, LLC..

(9)	Represents 358,627 Class B ordinary shares indirectly owned by Aibao Chai through Guangyi HS Holding Limited. Guangyi HS Holding Limited owned 717,254 Class B ordinary shares as of December 31, 2023. Aibao Chai holds 50% controlling power of Guangyi HS Holding Limited.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Lightspeed China Partners III, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	For and on behalf of Lightspeed China Partners III GP, LLC, General Partner; Director of Lightspeed China Partners III GP, LLC

Lightspeed China Partners Select I, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	For and on behalf of Lightspeed China Partners Select I GP, LLC, General Partner; Director of Lightspeed China Partners Select I GP, LLC

Guangyi HS Holding Limited

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners III GP, LLC

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Director

Lightspeed China Partners Select I GP, LLC

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Director

James Qun Mi

By:	/s/ James Qun Mi

Aibao Chai

By:	/s/ Aibao Chai

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement